EXHIBIT 8.1

List of Subsidiaries of Golden Bull Limited

Name	Country of Incorporation

Point Cattle Holdings Limited	British Virgin Islands

Point Cattle Group Company Limited	Hong Kong

Shanghai Fuyu Information and Technology Co., Ltd.	People’s Republic of China

Shanghai Baoxun Advertisement Design Co., Ltd.	People’s Republic of China

Shanghai Dianniu Internet Finance Information Service Co., Ltd.	People’s Republic of China

Shanghai Xingjiuhao Network Technology Limited	People’s Republic of China

Shanghai Youwang Vehicle Rental Limited	People’s Republic of China